THE PACIFIC CORPORATE GROUP PRIVATE EQUITY FUND

August 8, 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Pacific Corporate Group Private Equity Fund (the “Fund”)
       Investment Company Act file number 811-08637
       Form N-CSR for the Year Ended March 31, 2008 (the “Form N-CSR”)

Ladies and Gentlemen:

Reference is hereby made to our telephone conversations with Sheila Stout and Chad Gazzillo (“SEC Staff”), Division of Investment Management, U.S. Securities and Exchange Commission (the “SEC”), on June 10, 2008, June 19, 2008 and June 24, 2008. We appreciate the constructive comments made by the SEC Staff with respect to the above referenced filing.  The following sets forth each of the SEC Staff’s comments and the Fund’s responses thereto.

1.  Comment:  The SEC Staff requested that the Fund prepare and provide a materiality assessment regarding the matters described below under the caption “Background”.

Response:  The Fund’s management concurs that a materiality assessment would assist in the determination of the most appropriate course of action to take in connection with the matters discussed below.  The assessment follows:

Background

Based on its interpretation of relevant accounting principles generally accepted in the United States of America (“GAAP”), the Fund has historically presented certain elements of investment income from Indirect Investments (as defined in the Form N-CSR), and expenses paid in connection with Indirect Investments, within realized and unrealized gains (losses) on Indirect Investments, net, in the Fund’s Consolidated Statement of Operations, rather than within investment income and expenses, respectively. However, as a result of discussion with the SEC Staff, the Fund recognizes that this presentation is a departure from GAAP.  This treatment also results in departures from GAAP related to the Fund’s presentation and disclosures of per share data and the ratios of expenses to average net assets and net investment income (loss) to average net assets in the Fund’s Consolidated Financial Highlights.

As a result of the foregoing, Fund management has performed a materiality assessment and considered the qualitative and quantitative effects of these GAAP departures on the Fund’s Consolidated Statement of Operations and Consolidated Financial Highlights. In doing so, management of the Fund has reviewed the Fund’s financial statements and information for each of the years in the five year period ended March 31, 2008, and calculated the impacts of these GAAP departures upon the Fund’s operating performance and ratios for those years, as set forth in Appendix A hereto.

Surrounding Circumstances

In applying its judgment, Fund management observed the following circumstances with respect to the Fund:

▪
The Fund is winding-down after ten years of operations and is focused on maximizing the value of its remaining assets.  Management believes the Fund’s Consolidated Financial Statements have been presented in a consistent manner since inception.  As its underlying investments continue to liquidate their portfolio investments and the Fund continues to make related distributions to its shareholders, the Fund’s net asset value has decreased from $790.92 per share of beneficial interest as of March 31, 2003 to $221.76 per share as of March 31, 2008. Management believes that Fund shareholders would not view the effects of corrections of the GAAP departures in the Fund’s operating results or ratios as material to their interests in the Fund.

▪
Shareholders recognize that the Fund is a long-term, illiquid investment.  The shares of beneficial interest in the Fund were initially offered in a private placement and no trading market exists for the shares.

▪	The Fund has had substantially the same shareholders since commencing operations in 1998.

▪	Redemptions of Fund shares are not permitted and no public or private market has developed for the Fund’s shares since their issuance.

▪	Fund shares can only be transferred to another investor with the consent of the Fund’s Adviser Trustee, which consent may be withheld in its sole discretion.

▪
There will be no new share offerings in the Fund and, therefore, no prospective investors to potentially consider the operating performance and ratios presented in the Fund’s Consolidated Financial Statements.

▪
The stated investment objective of the Fund is to achieve total rates of return superior to public market investment alternatives, while reducing risks through the diversification of investments within the private market.

▪	Current period net investment income is not a stated objective of the Fund.

▪	Shareholders in the Fund are sophisticated investors, and made their respective investment decisions based on the foregoing investment objective.

▪	The Fund’s shareholders receive unaudited consolidated financial statements of the Fund on a quarterly basis and audited consolidated financial statements annually.

▪
Management of the Fund is compensated via management fees calculated as a percentage of capital commitments to the Fund, reduced by distributions of capital and realized investment losses. In addition, management is eligible to receive a carried interest in the profits generated by Direct Investments (as defined in the Form N-CSR) if aggregate cumulative amounts of the investment income and net realized capital gains and losses from Direct Investments is positive. Since management’s compensation is not based on operating income or loss, there is no incentive for management to manipulate operating income or loss.

▪	The Fund does not make use of leverage for its operations and therefore there is no reliance by any institution pertaining to debt covenant compliance or other contractual requirements.

Assessment of Materiality

Management of the Fund has assessed the materiality of the GAAP departures in a manner that considered the quantitative and qualitative factors surrounding the issue, determining that a mechanical reliance on a percentage or numerical threshold would be insufficient for applying judgment about materiality. SEC Staff Accounting Bulletin: No. 99: Materiality (“SAB 99”) provides that the most appropriate approach to materiality involves whether the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction of the item.  Under the governing principles, an assessment of materiality requires the facts in the context of the total mix of information. In addition to the factors referenced above in “Surrounding Circumstances”, Fund management has considered the following quantitative and qualitative factors in arriving at its conclusion:

Operating Performance

▪
The effects of correcting the GAAP departures related to investment income and expense presentations are presented in Appendix A. Such corrections generally would result in lower amounts of reported net investment losses (although there would be small amounts of net investment income in fiscal years 2006 and 2007), and would result in nominal increases in total expenses in each year. In addition, there would also be similar effects on the per share amounts and ratios in the Fund’s Consolidated Financial Highlights. The changes resulting in increases to net investment income (lower investment losses) would also result in equal and offsetting decreases in reported amounts of distributions of realized gains and income received from Indirect Investments, net change in shareholders’ equity from Portfolio Investments, before tax, and net change in shareholders’ equity from Portfolio Investments, after tax.

▪
Although adjusted net investment losses and related ratios in each year would be more favorable and expense and related ratios would be slightly higher, Fund management does not believe the retroactive correction of the data, as described, would provide additional information that would impact the perception of the shareholders or other reasonable persons relying on the Consolidated Financial Statements, based upon many of the factors described in “Surrounding Circumstances” above, as well as the below points.

▪	Correction of the GAAP departures would not change the net amount of increase in shareholders’ equity from operations or the Fund’s total return or internal rate of return in any period.

▪
Shareholders of the Fund are sophisticated investors whose primary investment objective, Fund management believes, is total investment return and portfolio diversification, and not the classification of the components of the return.

▪	There would be no change to the components of reported cash distributions to shareholders.

▪	There would be no change to reported shareholders’ equity (i.e., net assets) or per share net asset values.

▪
No public or private trading market exists for the shares of the Fund. As such, no earnings estimates or forecasts are performed by Fund management that could be negatively impacted by a restatement of the components of net change in shareholders’ equity from operations.

▪	The correction of the GAAP departures would not result in any positive or negative market reactions, as the shares of the Fund are not publicly traded.

▪
As reflected in Appendix A, correcting the GAAP departures in fiscal years 2006 and 2007 would change the reported net investment losses to net investment income in those years, and the net investment loss ratios would become net investment income ratios. The amounts by which these measures change are quantitatively immaterial (i.e., less than two percent of average shareholders’ equity / average net assets in any year) to the operations of the Fund in those years, with no impact on the total results of operations. While the change from net investment losses to net investment income may seem qualitatively significant, Fund management believes that the shareholders evaluate the Fund’s performance based on rate of return and would consider the change from net investment losses to net investment income to be qualitatively immaterial, since they are not using these measures to make decisions to sell their Fund shares, as such transactions are generally not applicable.

▪
The GAAP departures are qualitatively and quantitatively immaterial. As explained above, there is no ready market for the Fund’s shares and they are not readily transferable. Furthermore, the Fund is winding down its investment operations and the only practicable course open to Fund investors is to retain their Fund shares until the Fund winds up and terminates. According, the likelihood that the past judgment of any Fund investor respecting the investor’s Fund shares would have been changed or influenced by the GAAP departures (and the likelihood that the future judgment for any Fund investor respecting the investor’s Fund shares would change or be influenced by correction of the GAAP departures) is remote.

Conclusion

The correction of the GAAP departures would, (i) reduce investment loss in fiscal years 2004, 2005 and 2008; (ii) cause net investment losses to change to net investment income in fiscal years 2006 and 2007; and (iii) marginally increase the expense ratio for each year. Based on the Fund’s investment objective of achieving total rates of return superior to public market investment alternatives, while reducing risks through the diversification of investments within the private market, Fund management believes that these changes would not be a main consideration for the shareholders. Considering the surrounding circumstances and other factors noted above, and the results of the quantitative and qualitative assessment, Fund management believes that the judgment of the Fund’s shareholders, or a reasonable investor relying on the Fund’s Consolidated Financial Statements, would not have been changed for any of the relevant periods. The correction of the GAAP departures would not change the Fund’s rate of return, net asset value or the net amount from operations. Therefore, Fund management has determined the effects of the GAAP departures to be individually and collectively immaterial as defined in SAB 99.

Prospective Treatment

On a prospective basis, the Fund will revise its Consolidated Statement of Operations to include future elements of income and expense from Indirect Investments in Investment Income and operating expenses, as required by GAAP.  Additionally, to maintain comparability, on a prospective basis the Fund will reclassify prior years’ per share and ratio data in its Consolidated Financial Highlights for the classification of income distributions and expenses paid in connection with Indirect Investments. Informative notes to the Consolidated Financial Highlights will be added for the reclassified income and expenses from Indirect Investments and related ratios, to indicate that certain prior year amounts have been reclassified to conform to the current year’s presentation.

2.  Comment:  The SEC Staff requested that the Fund provide an explanation for the exclusion of the impact of income taxes on realized and unrealized gains (losses) on investments from the Fund’s operating expense ratio.

Response: The Fund has historically properly presented current and deferred income taxes on realized and unrealized gains and losses on Direct Investments held in the Fund’s taxable subsidiaries as elements of realized and unrealized gains (losses), net, on investments.  However, because such income taxes have not been presented as operating expenses, they have similarly been excluded from the ratios of operating expenses to average net assets and net investment income (loss) to average net assets in the Fund’s Consolidated Financial Highlights. The SEC Staff has noted their interpretation that operating expenses should include all current and deferred income taxes, regardless of the source of the taxes or their classification and presentation in the statement of operations, and that the exclusion of such income taxes from the Fund’s ratios is a departure from GAAP. Fund management, after consultation with the Fund’s independent registered public accounting firm, Deloitte & Touche LLP (“Deloitte”), does not believe that the exclusion of such income taxes on realized and unrealized gains (losses) on investments from the expense ratio is a departure from GAAP.  However, Fund management believes that additional supplemental disclosure of the expense ratios, including with respect to such income taxes, may provide additional information to the users of the financial statements and therefore will provide supplemental disclosure of the expense ratio reflecting the impact of income taxes in future filings and other communications to shareholders containing consolidated financial statements and ratios.

3.  Comment:  The SEC Staff stated that the Fund’s filing of the Form N-CSR did not include the appropriate audit opinion language in accordance with Chapter 11, section 11.08 of the American Institute of Certified Public Accountants Audit and Accounting Guide: Investment Companies, which states the following:

The auditor’s report on the audit of a registered investment company’s financial statements must state specifically that securities have been confirmed or physically examined to substantiate their existence. That statement is made because of the high relative importance of investments in securities to the business of an investment company.

Response: Fund management and Deloitte agree with the SEC Staff’s comment. The audit procedures to confirm or physically examine securities for their existence were performed by Deloitte in connection with their audit of the Fund’s Consolidated Financial Statements for the year ended March 31, 2008. However, the statement referenced above relating to these procedures was inadvertently omitted from Deloitte’s Report of Independent Registered Public Accounting Firm.  Deloitte has included the foregoing statement in prior auditors’ reports to the Fund, and the Fund will insure that it is included in future period’s reports.

In connection with the foregoing, the Fund acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not prevent the SEC from taking any action with respect to the Fund’s filings; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Quyen Dao-Haddock
Quyen Dao-Haddock
Vice President, Treasurer and Secretary/PrincipalFinancial Officer
The Pacific Corporate Group Private Equity Fund

1200 PROSPECT STREET SUITE 200 • LA JOLLA CALIFORNIA • 90403
PHONE: (858) 456-6000 • FAX: (858) 456-6018